EXHIBIT 4 (u)




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July 15, 1998


To: Digital LAVA Noteholders Set Forth on Schedule I

Dear Investors:

     We are pleased to inform you that Digital LAVA, Inc. (the "Company") has signed a letter of intent with Security Capital Trading, Inc. (the "Underwriter") to act as managing underwriter in connection with a proposed initial public offering (the "IPO") of the Company's common stock and redeemable common stock purchase warrants. It is contemplated that the IPO will consist of 2,400,000 shares of common stock and 1,200,000 warrants at an anticipated price of $7.50 per share of common stock and $.10 per warrant, resulting in proceeds to the Company of approximately $18 million. The Company has agreed with the Underwriter that prior to the IPO the Company will have no more than 2,400,000 shares of common stock outstanding. Accordingly, the Company contemplates an approximately 1 for 9 reverse split immediately prior to the completion of the IPO. Finally, the Underwriter has agreed that upon the completion of the IPO as described above, anticipated to occur in the fourth quarter of 1998, the Company may pay all of the outstanding notes held by you in full, including all accrued interest and the 10% success fee.

     As you know, in connection with your loan to the Company, you received warrants to purchase shares of the Company's common stock. Section 1 of the warrant agreement between you and the Company provides the formula for the determination of the number of warrants and the warrant exercise price, and based on our calculations (as shown on Schedule II), you collectively own an aggregate of 2,289,208 warrants at an exercise price of $.944. Based on the contemplated 1 for 9 reverse split, you collectively would own an aggregate of 254,357 warrants at an exercise price of $8.496.

     The Underwriter has advised the Company that it would be beneficial to simplify the Company's capital structure by converting as many of the Company's outstanding convertible securities into common stock immediately prior to the IPO. Accordingly, the Company is offering to issue you common stock equal in value to 25% of the principal amount of your loan based on the IPO price in exchange for the cancellation of your warrants. For example, if you loaned the Company $100,000, you would have received warrants to purchase 11,771 shares of common stock at $8.496, assuming a 1 for 9 reverse split. By accepting the Company's offer, you would instead own 3,334 shares of common stock, assuming an IPO price of $7.50. The number of shares you will receive will be based on the actual IPO price. Thus, an investor who loaned the Company $100,000 will receive common stock equal to $25,000, even if the IPO price is less than $7.50. The common stock you receive will be registered at the same time as the IPO, but will be subject


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to a lock-up agreement with the Underwriter, which we currently anticipate will be for a period of 9 months from the date of the IPO (of course, any shares of common stock from the exercise of the warrants which we are proposing you surrender would be subject to a similar lock-up).

     In addition to the repayment of your debt, the Underwriter has agreed that the Company may use proceeds from the IPO to pay a portion of the outstanding loans held by the Company's unsecured creditors. Assuming the IPO is completed as described above, the Company will pay approximately $1.6 million of approximately $3.1 million of outstanding unsecured debt. Simultaneously with this offer to you, the Company is asking the unsecured creditors to convert the unpaid portion of their notes and the warrants they currently hold into shares of common stock immediately prior to the IPO. Assuming you and the unsecured creditors accept the Company's offer, and assuming the conversion of warrants held by certain other holders, based on an IPO price of $7.50, the capital structure of the Company immediately prior to the IPO is set forth on Schedule III.

     In order to effect this recapitalization, we are asking you to agree to the following:

     (i) if the IPO is completed and the entire principal amount of your note, plus accrued interest and the success fee, is paid in full, you agree to accept common stock of the Company equal to 25% of the principal amount of your note in lieu of the warrants you are entitled to pursuant to your warrant agreement with the Company (the number of warrants and the exercise price prior to the reverse split is set forth across from your name under the column "original warrants" on Schedule III; based on an IPO price of $7.50, the number of shares of common stock is set forth across from your name under the column "stock issued for warrants" on Schedule III);

     (ii) to (a) deliver to our counsel, Ehrenreich Eilenberg Krause & Zivian LLP, as escrow agent (the "Escrow Agent"), your original note to be held in escrow pending completion of the IPO or (b) if you have lost your note, certify to such effect and to indemnify the Company by completing and executing the Lost Note Affidavit and Indemnity Agreement included as
     Schedule IV and returning it to the Escrow Agent (in the event the IPO is not completed by the maturity date of your note, the Escrow Agent will return your note to you (or a new note will be issued to you if you executed the Lost Note Affidavit and Indemnity Agreement)); and

     (iii) to re-confirm as of the date hereof that you are an accredited investor as indicated in the questionnaire you completed in connection with your original investment, reconfirm your original loan to the Company and the acquisition of the warrants issuable to you and waive any right of recission you may have.

     In connection with making your investment decision, we have enclosed for your review a Company Summary and the capitalization table (Schedule III).


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     There can be no assurance, of course, that the IPO will be completed on the terms described above, if at all. The Company believes, however, that the IPO currently represents the best opportunity to raise needed capital, provide liquidity to investors and meet its obligations to its various lenders. We remain confident in the Company's Video Publishing software and are hopeful that the financial markets will recognize the value of our technology.



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     If you agree to accept the Company's offer, please do the following:

     1. sign this letter where indicated below (we have provided you with an extra copy for your records); and

     2. return it, along with your original note or the Lost Note Affidavit and Indemnity Agreement (Schedule IV completed and signed), to the Escrow Agent in the Federal Express envelope which we have provided.

     If you have any questions, please call either our Chief Financial Officer, Danny Gampe, at (888)-222-5282 or Adam Eilenberg or Jeff Abbey of Ehrenreich Eilenberg Krause & Zivian LLP at (212) 986-9700.

     Thank you for your continued support of the Company.

                                   Sincerely,

                   /s/ Joshua D.J. Sharfman              /s/ Danny Gampe
                   Joshua D. J.  Sharfman,               Danny Gampe
                   Chief Executive Officer               Chief Financial Officer


     I hereby accept and agree to each of the statements set forth in paragraphs
(i), (ii) and (iii) on the foregoing page of this letter. I have had an opportunity to read the Company Summary and review the capitalization table and have had an opportunity to ask questions of the Company and its counsel. I have been furnished with all materials relating to the Company and its proposed activities which I have requested and have been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations or information relating to the Company and its proposed activities.



 /s/ Andrew Holder                          /s/ Marc Roberts
-----------------------------------         -----------------------------------
     Andrew Holder                              Marc Roberts

 /s/ R. Merrill Hunter                      /s/ Frank Loccisano
-----------------------------------         -----------------------------------
     R. Merrill Hunter                          Frank Loccisano

 /s/ Lawrence Manus                         /s/ Chana Sasha Foundation
-----------------------------------         -----------------------------------
     Lawrence Manus                             Chana Sasha Foundation

 /s/ Keith Alliots                          /s/ Ryan Shinman
-----------------------------------         -----------------------------------
     Keith Alliots                              Ryan Shinman

 /s/ John Hancock Global
-----------------------------------
     John Hancock Global
     Technology Fund




Accepted and Agreed to:
Escrow Agent:
/s/ Ehrenreich Eilenberg Krause & Zivian
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Ehrenreich Eilenberg Krause & Zivian LLP